Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 2 DATED SEPTEMBER 1, 2015

TO THE PROSPECTUS DATED MARCH 12, 2015

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated March 12, 2015, as supplemented by Supplement No. 1, dated August 14, 2015 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. The purpose of this Supplement is to disclose:

•	an update to our investment strategy; and
•	the daily NAV per share, as determined in accordance with our valuation procedures, for each business day from August 1 through August 31, 2015, for each of our classes of common stock.

Investment Strategy

The following disclosure replaces the first six paragraphs of the “Investment Strategy, Objectives and Policies – Investment Strategy” section of the Prospectus and all similar disclosure in the Prospectus.

Our investment strategy is designed to focus on generating income to support the quarterly dividend, on protecting capital and on growing net asset value over time. We seek to leverage our extensive knowledge of targeted real estate markets and property types to capitalize on opportunities where there is a disconnect between our assessment of an investment’s intrinsic value relative to market value. In addition, we seek to optimize the value of our portfolio through strategic financing, diligent asset management and selective asset disposition.

We believe that the real estate market is cyclical, with different demand for property types at different times. Although we do not invest for the short term, we are active portfolio managers and we will seek to take advantage of opportunities to acquire or dispose of assets presented to us by real estate markets. One reason we focus on multiple property types and markets is to increase our ability to take advantage of these market cycles. We believe that the more opportunities we see in which to invest our capital, the more selective we can be in choosing strategic and accretive investments, which we believe may result in attractive total returns for our stockholders. Seeing more opportunities also may allow us to be consistent and meaningful investors throughout different cycles. When we believe one market is overvalued, we patiently wait and focus on another market that we believe is overlooked.

We also believe that value is based on the investment’s ability to produce cash flow and not what the next buyer will pay at any point in time. We focus on select, targeted markets that exhibit characteristics of being supply-constrained with strong demand from tenants seeking quality space.

We primarily target direct investments in our four target property categories of office, industrial, retail and multifamily. Although we aim to diversify our real estate portfolio by owning properties in each of these categories, we are not tied to specific allocation targets and we may not always have significant holdings, or any holdings at all, in each category. For example, we do not currently own multifamily investments, although we expect to consider multifamily investment opportunities in the future. Also, through the disposition of assets, our ownership of industrial assets has declined to less than 5% of our portfolio. Our recent and near-term investment strategy has primarily been and currently is primarily focused on multi-tenant office and necessity-oriented retail investments located in what we believe are strong markets poised for long-term growth. To a lesser extent we may invest in other types of real estate including, but not limited to, hospitality, medical offices, student housing and unimproved land. We anticipate that the majority of our real property investments will be made in the United States, although we may also invest in Canada and Mexico, and potentially elsewhere on a limited basis, to the extent that opportunities exist that may help us meet our investment objectives.

To provide diversification to our portfolio, we have invested and may continue to invest in real estate-related debt, which will generally include mortgage loans secured by real estate, mezzanine debt and other related investments. Any investments in real estate-related securities generally will focus on equity issued by public and private real estate companies and certain other securities, with the primary goal of such investments being the preservation of liquidity in support of our share redemption program.

Through June 30, 2015, we had disposed of approximately $688.2 million of assets over a trailing 18-month period. Over the same period of time, we acquired approximately $280.4 million of assets. The assets that we sold were generally higher-yielding than the new assets we acquired, although we believe the acquired assets exhibit greater potential for revenue growth going forward. We believe that market conditions may cause us to continue to explore in certain markets the disposition of higher-yielding assets and in certain target markets the acquisition of assets that may generate lower yields but with greater growth potential. Although there can be no assurance that we will pursue this strategy or be successful in its execution, for some period of time this may mean that higher-yielding assets are sold from our portfolio in exchange for assets that initially may produce lower current income but which we believe will generate increased income over time through increased tenant demand and rental rate growth in order to generate long term growth in net asset value.

Monthly Pricing Information (unaudited)

Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from August 1 through August 31, 2015.

Date	NAV per Share

	Class E	Class A	Class W	Class I
August 3, 2015	$7.39	$7.39	$7.39	$7.39
August 4, 2015	$7.39	$7.39	$7.39	$7.39
August 5, 2015	$7.40	$7.40	$7.40	$7.40
August 6, 2015	$7.41	$7.41	$7.41	$7.41
August 7, 2015	$7.40	$7.40	$7.40	$7.40
August 10, 2015	$7.40	$7.40	$7.40	$7.40
August 11, 2015	$7.41	$7.41	$7.41	$7.41
August 12, 2015	$7.40	$7.40	$7.40	$7.40
August 13, 2015	$7.41	$7.41	$7.41	$7.41
August 14, 2015	$7.41	$7.41	$7.41	$7.41
August 17, 2015	$7.42	$7.42	$7.42	$7.42
August 18, 2015	$7.42	$7.42	$7.42	$7.42
August 19, 2015	$7.42	$7.42	$7.42	$7.42
August 20, 2015	$7.42	$7.42	$7.42	$7.42
August 21, 2015	$7.42	$7.42	$7.42	$7.42
August 24, 2015	$7.42	$7.42	$7.42	$7.42
August 25, 2015	$7.42	$7.42	$7.42	$7.42
August 26, 2015	$7.41	$7.41	$7.41	$7.41
August 27, 2015	$7.41	$7.41	$7.41	$7.41
August 28, 2015	$7.41	$7.41	$7.41	$7.41
August 31, 2015	$7.43	$7.43	$7.43	$7.43

On any day, our share sales and redemptions are made based on the day’s applicable per share NAV carried out to four decimal places. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.